UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K  ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ALPINE 4 HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

2525 E ARIZONA BILTMORE CIRCLE, SUITE 237 2525 E Arizona Biltmore Circle, Suite 237 2525 E Arizona Biltmore Circle, Suite 237
Address of Principal Executive Office (Street and Number)

PHOENIX, ARIZONA 85016
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alpine 4 Holdings, Inc. (the “Company”) was unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission by the prescribed filing date because it requires additional time to complete the preparation of its financial statements as the Company having only recently finalized its restated financials for the 2020 and 2021 fiscal years, and for quarters ended March 31, 2022 and June 30, 2022, and also, after discussions with the Company’s independent registered public accounting firm RSM US LLP (“RSM”), the Company only recently determined that an impairment event had been triggered in the three and nine months periods ended September 30, 2022 for Company’s subsidiary Alternative Laboratories, necessitating the input from a third party valuation expert to quantify the amount of the goodwill impairment. As a result of the foregoing, RSM has not yet completed its audit procedures.

The Company is in the process of completing its quarterly report for the three and nine months ended September 30, 2022 and expects to file that and its Form 10-K within the 15 day extension provided by Rule 12b-25.

RSM has furnished a statement, as required by Rule 12b-25(c). A copy of the letter, dated March 31, 2023, is attached as Exhibit 99.1 to this Form 12b-25.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kent B. Wilson	480	702-2431
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       ☐ Yes ☒ No
        Form 10-Q for the period ended September 30, 2022

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    ☒ Yes      ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company determined that an impairment event (indicator) has been triggered in the three and nine months financials ended September 30, 2022 for Company’s subsidiary Alternative Laboratories. Management performed a quantitative analysis in conjunction with a 3rd party valuation expert and noted that the discounted cash flows value was below carrying value per Accounting Standards Codification Topic 350, resulting in a goodwill impairment of approximately $4.4 million for the three and nine months ended September 30, 2022.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	RSM Letter

ALPINE 4 HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By	/s/ Kent B. Wilson
Kent B. Wilson Chief Executive Officer (Principal Executive Officer)